UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

On March 11, 2015, Macrocure Ltd. (“we,” “us” or the “Company”) held a special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, which were described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to an amended Report of Foreign Private Issuer on Form 6-K/A that we furnished to the Securities and Exchange Commission (the “SEC”) on February 19, 2015. The results of the voting on the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 9,112,479 (56.0%) of our outstanding ordinary shares, were as follows:

Proposal 1: Approval in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), of the payment of an amended compensation package to Mr. Nissim Mashiach, the Company's President and Chief Executive Officer for the 2015 year:

For	Against	Abstain
8,701,324	410,380	775

Proposal 2: Approval, in accordance with the requirements of the NASDAQ Listing Rules and the Companies Law, respectively, of amendments to the Company’s 2013 Share Incentive Plan that will (a) increase the number of shares available for issuance thereunder by 400,000, and (b) provide for acceleration of vesting of options granted to our directors from time to time upon the consummation of an acquisition of (or other similar transaction involving) the Company:

For	Against	Abstain
8,854,336	257,493	650

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including the special majority required under the Companies Law for the approval of Proposal 1), the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: March 11, 2015	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	VP Finance